

June 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Syntax Stratified
U.S. Total Market Hedged ETF, a series of Syntax ETF Trust under the Exchange Act of
1934.

Sincerely,